

































































Search
Free Upgrade to Premium

Andrew Albertson • 3rd

Controller at WinSanTor

Greater San Diego Area

Message ···

WinSanTor

Saint Martin's University

See contact info

379 connections

Experience

Controller
WinSanTor
Aug 2016 – Present · 2 yrs 2 mos
Greater San Diego Area

VP Finance
The Coast Creative
Mar 2018 – Present · 7 mos
Greater San Diego Area

Controller
Theragene Pharmaceuticals
Jun 2014 – Present · 4 yrs 4 mos
San Diego, California

ServiceNow
3 yrs

Accounting Supervisor
Feb 2013 – Feb 2014 · 1 yr 1 mo
Greater San Diego Area

- Manage fixed asset and lease accounting.
- Monthly review of approximately 1,000 open purchase order line items by working with procurement, the purchase requester and vendor to attain a status on the requisition.
- Review all new facility leases and ensure that leases are recorded accurately. Fou... See more

Senior Accountant
Mar 2011 – Feb 2013 · 2 yrs

- Month-end GL accounting close cycle and financial statement preparation.
- Work closely with external auditors to complete a 2 ½ year audit as well as maintain focus on my accounting responsibilities and process improvements prior to the Company's IPO.
- Directly worked on an ERP migration from NetSuite to SAP.... See more

Senior Accountant

LPL

People Also Viewed

Whitney Wolfe • 3rd
Senior Manager at Unico Prope

Kevin Smith • 3rd
CPA working with closely-held business and individuals

Sasha Correnti, CPA • 3rd
Business Assurance Senior Ma at Moss Adams

Daniel L Coury Sr. • 2nd
Chairman and CEO Mesa Cold Storage LMT.

Erica Guadamuz • 3rd
Senior Accountant at Outerwall

Laurie Keener • 3rd
Chief Financial Officer

Evan Glenn • 3rd
Internal Auditor at O Bee Credi

Diane Lin • 3rd
Senior Auditor at Group Health Cooperative

Paul Sungho Byun • 3rd
Manager, Tax at NCSOFT West

Jennifer Roberts • 3rd
Senior Tax Manager

Learn the skills Andrew has

Learning Microsoft Dynamics GP (2015
Viewers: 34,625

Finance for Non-Fin Managers
Viewers: 55,045

Running a Profitable sta

Messaging























Free Upgrade to Premium

Margin Analysis Group

- Analyze revenue streams, and their corresponding expenses, from multiple sources to record numerous journal entries... See more

Show 3 more experiences

Education

Saint Martin's University

Saint Martin's University
Masters, Business Administration (MBA)
2008 – 2009

I completed the MBA program in 1 1/2 years while I worked full time at the Port of Tacoma. I completed the program with a 3.97 GPA.

Saint Martin's University

Saint Martin's University
BA, Accounting, Business Administration
2002 – 2006
Activities and Societies: President of the Business and Finance Club, Indoor Track & Field, Outdoor Track and Field, Student Athletic Advisory Committee, Tutor

Skills & Endorsements

Variance Analysis · 15

Endorsed by **4 of Andrew's colleagues at ServiceNow**

Financial Reporting · 13

Endorsed by **2 of Andrew's colleagues at ServiceNow**

Accounting · 12

Endorsed by **Len Legotte, MBA, who is highly skilled at this**

Endorsed by **3 of Andrew's colleagues at ServiceNow**

Show more

Recommendations

Received (3) Given (1)

Jeffrey Smith

Jeffrey Smith
Finance Director at Port of Olympia
April 21, 2010, Jeffrey was a client of Andrew's

Andrew is a top accountant and a good communicator. He is well rounded, participating in community like leading United Way company fund drives as well as having a good work / life balance. You can trust Andrew to do what he says he will do. I would hire him again.
Sincerely,
Jeff L. Smith, CPA

Rod Koon

Rod Koon
Senior Manager, Communications at Port of Tacoma
September 18, 2009, Rod worked with Andrew in different groups

I worked with Andrew at the Port when he led the United Way campaign in our workplace. He was always energetic, thorough, creative, and did a great job of getting other employees involved.

I could always count on his energy, and his ability to deliver results.

Messaging

 

 Free Upgrade
to Premium

Show more ⌄



Messaging